Filer: Stratus Services Group, Inc.
Project: Form 8-K - Capital Amendment.pdml
Stratus Services Group

Form Type: 8-K   Period: 04-08-2005
Document Name: frm8kcapamend.htm
Description:

Job Number: N/A
Saved: 4/12/2005 15:27:32

Rev: N/A   Sequence: 1
Printed: 4/12/2005 15:46:05
Created using EDGARIZER HTML

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 8, 2005

STRATUS SERVICES GROUP, INC.
(Exact name of Registrant as specified in its charter)

Delaware	001-15789	22-3499261
(State or other jurisdiction	(Commission File No.)	(I.R.S. Employer
of incorporation or organization)		Identification No.)

500 Craig Road, Suite 201, Manalapan, New Jersey 07726
(Address of principal executive offices)

(732) 866-0300
(Registrant's telephone number including area code)

1

Filer: Stratus Services Group, Inc.   Form Type: 8-K   Period: 04-08-2005   Job Number: N/A   Rev: N/A   Sequence: 2
Project: Form 8-K - Capital Amendment.pdml   Document Name: frm8kcapamend.htm   Saved: 4/12/2005 15:27:32   Printed: 4/12/2005 15:46:05
Stratus Services Group   Description: Created using EDGARIZER HTML

| ITEM 1.01 | **ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT** |
| | **ENTRY INTO FIFTH AMENDMENT TO LOAN AND SECURITY AGREEMENT AND AMENDMENT TO FORBEARANCE AGREEMENT** |

The Company is currently a party to a certain Loan and Security Agreement dated as of December 8, 2000, as amended (the "Loan Agreement") with Capital Temp Funds, Inc. (the "Lender"). On January 15, 2005, the Company entered into a Forbearance Agreement (the "Forbearance Agreement") with its Lender, whereby the Lender has agreed to forebear from accelerating obligations and/or enforcing existing defaults. The Company is in default under the terms of its Loan Agreement with the Lender, as follows: (1) the Company's common stock being delisted from NASDAQ for the period beginning October 1, 2004; (2) the Company's failure to meet the financial covenant for the period beginning October 1, 2004; and (3) the Company having delinquent state, local or federal taxes.

The Forbearance Agreement further provides that the Loan Agreement shall be amended to define the "Maximum Credit Line" as $12,000,000, which shall be reduced by $250,000 per month commencing March 1, 2005; provided however, that in the event that the amounts of the obligation owing to the Lender are reduced below $7,500,000, then the monthly reduction will be suspended unless and until the obligations again exceed $7,500,000, subject to certain further adjustments.

On April 8, 2005, the Lender and the Company entered into a Fifth Amendment to the Loan and Security Agreement and Amendment to Forbearance Agreement ("Fifth Amendment"). Pursuant to the terms of the Fifth Amendment, the term of the Loan Agreement has been extended until August 12, 2005, and provided the Company is in compliance with all of the terms and conditions of the Forbearance Agreement, (as amended) the Lender agrees that it will refrain from exercising its rights and remedies under the Loan Agreement and applicable law until August 12, 2005.

The Company continues to explore other funding alternatives. While the Company believes that it has several viable alternatives, the Company can provide no guarantee that it will be able to obtain such alternate sources of funding.

Filer: Stratus Services Group, Inc.   Form Type: 8-K   Period: 04-08-2005   Job Number: N/A   Rev: N/A   Sequence: 3
Project: Form 8-K - Capital Amendment.pdml   Document Name: frm8kcapamend.htm   Saved: 4/12/2005 15:27:32   Printed: 4/12/2005 15:46:05
Stratus Services Group   Description: Created using EDGARIZER HTML

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 13, 2005	STRATUS SERVICES GROUP, INC.
	By: /s/ Joseph J. Raymond
	Joseph J. Raymond
	President & CEO

Filer: Stratus Services Group, Inc.   Form Type: 8-K   Period: 04-08-2005   Job Number: N/A   Rev: N/A   Sequence: 3
Project: Form 8-K - Capital Amendment.pdml   Document Name: frm8kcapamend.htm   Saved: 4/12/2005 15:27:32   Printed: 4/12/2005 15:46:05
Stratus Services Group   Description: Created using EDGARIZER HTML